UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42308

Click Holdings Limited

Unit 709, 7/F., Ocean Centre
5 Canton Road
Tsim Sha Tsui, Kowloon
Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

Mr. Moy Yee Wo Matthew resigned as an independent director, the chairman of the audit committee, a member of the compensation committee and nominating and corporate governance committee of the board of directors (the “Board”) of Click Holdings Limited (“Click” or the “Company”), effective May 14, 2025. Mr. Moy confirmed that there was no disagreement with the Company, and he will be engaged as a consultant to continue serving the Company.

Mr. Tse Wah Ping, who has been serving as an independent director of the Company since October 2024, was appointed as the chairman of the audit committee of the Board, effective 14 May 2025.

On May 14, 2025, Mr. Lam Kai Yuen was appointed as an independent director, a member of the audit committee, compensation committee, nominating committee and corporate governance committee of the Board.

Mr. Lam Kai Yuen is currently the executive director of Reach New Holdings Limited (stock code: 8471.HK.). Mr. Lam has over 18 years of experience in the garment accessories manufacturing industry. Mr. Lam obtained a bachelor’s degree of business in management with distinction from the Queensland University of Technology in October 2004. He then obtained a master’s degree of business in entrepreneurship from the University of Queensland in December 2005.

Mr. Lam Kai Yuen has entered into an independent director agreement with the Company, pursuant to which Mr. Lam will receive annual cash compensation of $180,000 payable monthly. The independent director agreement, which is filed herewith as Exhibits 10.1, should be reviewed in its entirety for additional information. Mr. Lam has no family relationships with any of the executive officers or directors of the Company. Save except for independent director agreement as stated above, there is no other employment agreement between the Company and Mr. Lam, nor are there any arrangements or plans in which the Company will provide compensation, bonus, pension, retirement, or similar benefits to Mr. Lam. There have been no transactions to which the Company was or is to be a party, in which Mr. Lam had, or will have, a direct or indirect material interest.

Press Release

On May 14, 2025, the Company issued a press release (the “Press Release”) as Exhibit 99.1 to this Form 6-K, announcing (i) collaboration with an advanced technology company under the Tencent SSB initiatives; and (ii) the change in board composition mentioned above.

On May 14, 2025, the Company entered into a cooperation agreement with Flash Mutual Technology (International) Company Limited pursuant to which both parties agreed to jointly promote 24-hour instant device service for senior citizens in Hong Kong.

Exhibit Index

Exhibit No.	Description
10.1	Independent director agreement with Mr. Lam Kai Yuen
99.1	Press Release dated May 14, 2025

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLICK HOLDINGS LIMITED

By:	/s/ Chan Chun Sing
Name:	Chan Chun Sing
Title:	Chief Executive Officer, Chairman and Director

Date: May 15, 2025

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